UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2023

Avalon Acquisition Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40872	85-3451075
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Embarcadero Center, 8th Floor

San Francisco, CA 94111

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (415) 423-0010

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock, par value $0.0001 per share and three-fourths one redeemable warrant	AVACU	The Nasdaq Stock Market LLC

Class A common stock, par value $0.0001 per share	AVAC	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per whole share	AVACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced, on September 21, 2022, Avalon Acquisition Inc. (the “Company”), The Beneficient Company Group, L.P. (“BCG”), Beneficient Merger Sub I, Inc., and Beneficient Merger Sub II, LLC, entered into a business combination agreement (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

On May 16, 2023, the Company issued a press release announcing the date for the special meeting of stockholders to approve the Business Combination and related proposals. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached as Exhibit 99.2 hereto and incorporated into this Item 8.01 by reference is an updated investor presentation that the Company intends to use from time to time when interacting with investors and analysts, among others. The investor presentation is available on the Company’s website at https://www.avalonspac.com/investor-relations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated May 16, 2023.
99.2	Investor Presentation, dated May 2023.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVALON ACQUISITION INC.

	By:	/s/ S. Craig Cognetti
Name: S. Craig Cognetti
Title: Chief Executive Officer

Dated: May 16, 2023